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March 21, 2011	77355.00003
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc. (the “Fund”) Registration Statement on Form N-2
Ladies and Gentlemen
On behalf of the Fund, transmitted herewith is a copy of the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, including exhibits (the “Registration Statement”), which has been marked to show changes from the Fund’s initial Registration Statement, as filed on February 11, 2011, under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (SEC Accession No. 0000950123-11-012639).
It is proposed that the Registration Statement be declared effective on Monday, March 21, 2011, and a separate request for acceleration of effectiveness for said Registration Statement is submitted herewith.
Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.
Very truly yours,
/s/ Christopher J. Tafone
Christopher J. Tafone
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures